Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Three Months Ended January 31,	Fiscal Years Ended October 31,
	2007	2006	2005	2004	2003	2002
	In millions, except ratios
Earnings (loss):
Earnings (loss) before cumulative effect of change in accounting principle and taxes(2)	$1,964	$7,191	$3,543	$4,196	$2,888	$(1,021)
Adjustments:
Minority interest in the income of subsidiaries with fixed charges	7	8	4	12	15	7
Undistributed loss (earnings) of equity method investees	8	(8)	(2)	(2)	22	46
Fixed charges	230	746	809	687	710	439
	$2,209	$7,937	$4,354	$4,893	$3,635	$(529)
Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$120	$336	$377	$257	$304	$255
Interest included in rent	110	410	432	430	406	184
Total fixed charges	$230	$746	$809	$687	$710	$439
Ratio of earnings to fixed charges (excess of fixed charges over earnings)	9.6x	10.6x	5.4x	7.1x	5.1x	$(968)

(1)                HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

(2)                HP restated earnings (loss) before cumulative effect of change in accounting principle and taxes for the effects of adopting SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” HP adopted SFAS No. 145 effective November 1, 2002.